SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                   Aksys, Ltd.
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)

                                    010196103
                                 (CUSIP Number)

                      Durus Life Sciences Master Fund Ltd.
                c/o International Fund Services (Ireland) Limited
                            3rd Floor, Bishops Square
                                  Redmonds Hill
                                Dublin 2, Ireland
                             Attention: Susan Byrne
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 9, 2003
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                              (Page 1 of 10 Pages)



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CUSIP No. 010196103            13D                       Page 2 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            DURUS LIFE SCIENCES MASTER FUND LTD.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [  ]
                                                                  (b)  [x]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            CAYMAN ISLANDS
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                21,333,118
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                21,333,118
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                21,333,118
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                71.8%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                00
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. 010196103            13D                       Page 3 of 10 Pages


Item 1.     Security and Issuer.

This statement relates to the shares of Common Stock, par value $.01 per share (the "Shares"), of Aksys, Ltd. (the "Issuer"). The Issuer's principal executive offices are located at Two Marriott Drive, Lincolnshire, Illinois 60069.

Item 2.     Identity and Background.

            (a) This Schedule 13D is being filed by Durus Life Sciences Master Fund Ltd., a Cayman Islands Exempted Company (the "Reporting Person"), to report beneficial ownership resulting from transactions that have previously been reported on a Schedule 13D filed July 28, 2003 by Durus Capital Management, LLC, the Reporting Person's portfolio manager (the "Portfolio Manager"), and Scott Sacane, the managing member thereof. No new transactions are reported herein.

            (b) The address of the Reporting Person's principal office is c/o International Fund Services (Ireland) Limited, 3rd Floor, Bishops Square, Redmonds Hill, Dublin 2, Ireland.

            (c) The Reporting Person's principal business is that of master investment fund.

            (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) The Reporting Person is a Cayman Islands Exempted Company.

Item 3.     Source and Amount of Funds and Other Consideration.

The net investment cost (including commissions, if any) of the Shares reported herein is approximately $165,450,664.30. The Shares beneficially owned by the Reporting Person were acquired with working capital of the Reporting Person and on margin.

Item 4.     Purpose of the Transaction.

The Shares reported herein were acquired for the Reporting Person by the Portfolio Manager. The Reporting Person acquired and continues to hold such Shares for investment purposes, with no intention to influence or change the management or other affairs of the Issuer. The Reporting Person is currently in discussions with the Issuer concerning matters relating to the Reporting Person's ownership of Shares. On October 9, 2003, the Reporting Person and the Issuer entered into a Standstill Agreement, which is discussed in Item 6 hereof. Except as otherwise indicated herein, the Reporting Person currently has no plans or proposals that relate to any of the matters described in subparagraphs
(a) through (j) of Item 4 to Schedule 13D.


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CUSIP No. 010196103            13D                       Page 4 of 10 Pages


Item 5.     Interest in Securities of the Issuer.

Introductory Note. The Reporting Person is party to a Portfolio Management Agreement, dated February 2002, by and among itself, the Portfolio Manager and Durus Life Sciences International Fund Ltd. (the "Portfolio Management Agreement"). Pursuant to the Portfolio Management Agreement, which is terminable at any time for cause or in the event of the bankruptcy or insolvency of any of the parties, or upon 30 days written notice, the Portfolio Manager manages investments for the Reporting Person. In that capacity, the Portfolio Manager and Scott Sacane, its managing member, have voting and dispositive power with respect to securities held by the Reporting Person, and also have the right to receive and power to direct the receipt of dividends from, and proceeds from the sale of, the Shares reported herein. The Reporting Person's board of directors has instructed the Portfolio Manager to no longer take such actions on behalf of the Reporting Person. The Reporting Person may be deemed to share beneficial ownership of the Shares reported herein with the Portfolio Manager and Mr. Sacane, and such parties may be considered a "group" within the meaning of
Section 13(d)(3) of the Exchange Act. The information required by subparagraphs
(a) through (e) of this Item 5 with respect to the Portfolio Manager and Mr. Sacane has been previously reported by such persons on a Schedule 13D filed July 28, 2003.

          (a) As of October 28, 2003, the Reporting Person beneficially owned 21,333,118 Shares (which includes immediately exercisable warrants to purchase 281,454 Shares), representing 71.8% of the Issuer's outstanding Shares. The percentage of Shares reported herein is based upon the aggregate of (i) 29,716,809 Shares reported on the Issuer's Form 10-Q for the period ending June 30, 2003 to be outstanding as of July 24, 2003, which is the most recently available filing with the SEC containing information about the number of outstanding Shares of the Issuer, and (ii) 281,454 Shares issuable upon exercise of the warrants. The number of Shares beneficiallly owned, as reported herein, is net of a short position of 165,000 Shares.

            (b) The Reporting Person has shared voting and dispositive power over the 21,333,118 Shares reported herein.

            (c) Not applicable.

            (d) See the Introductory Note to this Item 5.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

On October 9, 2003, the Reporting Person entered into a Standstill Agreement with the Issuer. The agreement prohibits the Reporting Person from selling, distributing or buying any Shares while the Reporting Person and the Issuer are engaged in discussions concerning the Shares. The Reporting Person is also party to the Portfolio Management Agreement discussed in the Introductory Note to Item 5 hereof.

Item 7.     Materials to be Filed as Exhibits.

            A copy of the Standstill Agreement referenced in Item 6 hereof is attached as Exhibit 1 hereto.



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CUSIP No. 010196103            13D                       Page 5 of 10 Pages



                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  October 30, 2003


                               Durus Life Sciences Master Fund Ltd.


                               By:  /s/ LESLIE L. LAKE
                                    ----------------------------
                                    Name:  Leslie L. Lake
                                    Title: Director



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CUSIP No. 010196103            13D                       Page 6 of 10 Pages


                                    EXHIBIT 1

                              STANDSTILL AGREEMENT

This STANDSTILL AGREEMENT (the "AGREEMENT") dated as of October 9, 2003 is by and between Aksys, Ltd. (the "COMPANY") and Durus Life Sciences Master Fund, Ltd. ("DURUS").

        WHEREAS, as of the date hereof, Durus owns 21,333,118 shares of the Company's common stock, par value $0.01 per share (the "COMMON STOCK"), including, for these purposes, shares issuable upon the exercise of warrants.

        WHEREAS, the Company and Durus desire to enter into this Agreement in order to facilitate discussions regarding a possible resolution of issues associated with Durus' ownership of the Shares (as defined below).

        NOW THEREFORE, the parties hereto, in consideration of the representations, warranties, covenants and agreements contained herein and intending to be legally bound, hereby agree as follows:

        1.    REPRESENTATIONS AND WARRANTIES OF DURUS.    Durus represents and
warrants to the Company as follows:

        (a) The execution, delivery and performance by Durus of this Agreement and the consummation by Durus of the transactions contemplated hereby are within its company powers and have been duly and validly authorized by all necessary company action on the part of Durus. This Agreement constitutes a legal, valid and binding agreement of Durus enforceable against Durus in accordance with its terms (i) except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting creditors' rights generally, including the effect of statutory and other laws regarding fraudulent conveyances and preferential transfers, and (ii) subject to the limitations imposed by general equitable principles (regardless of whether such enforceability is considered in a proceeding at law or in equity).

        (b) Durus owns 21,333,118 shares of Common Stock including, for these purposes, shares issuable upon the exercise of warrants (the "SHARES"), and, to Durus' actual knowledge, neither Durus nor any of its "Affiliates" or "Associates" (as such terms are defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) owns any other securities of the Company. Notwithstanding the foregoing, the terms Affiliates and Associates shall not be deemed to include Artal Long Biotech Portfolio LLC for purposes of this Section 1(b).

        (c) Durus has not acquired and does not hold the Shares with the purpose or intent of controlling the Company or changing or influencing the control or management of the Company, or in connection with or as a participant in any transaction having that purpose or intent.

        2. TRANSFER AND ACQUISITION RESTRICTIONS. Durus covenants that, prior to the Transfer Restriction Termination Date (as defined below), it will not,

CUSIP No. 010196103            13D                       Page 7 of 10 Pages


directly or indirectly, (a) sell, distribute, pledge, hypothecate, assign, transfer or otherwise dispose of any of the Shares, or (b) acquire, offer to acquire or agree to acquire, by purchase or otherwise, beneficial ownership of any Common Stock or other securities of the Company, in each case, without the prior written consent of the Company, which consent may be withheld in the Company's sole discretion. For purposes of this Agreement, "TRANSFER RESTRICTION TERMINATION DATE" means 21 days after either party to this Agreement receives written notice from the other party that such other party wishes to terminate the transfer restrictions contemplated by this Section 2.


        3.    CERTIFICATION OF COMMON STOCK.

        (a) Within 20 days after the execution of this Agreement, Durus, with the cooperation of the Company, shall take any and all actions necessary to cause all Common Stock it beneficially owns to be represented by physical certificates (the "CERTIFICATES").

        (b) The Certificates shall be endorsed with a restrictive legend that shall read substantially as follows:

          THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ARISING UNDER A STANDSTILL AGREEMENT, DATED AS OF OCTOBER 9, 2003, WHICH, AMONG OTHER THINGS, RESTRICTS THE TRANSFER THEREOF. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE COMPANY OF A
          WRITTEN REQUEST THEREFOR.

        (c) Within 20 days after the execution of this Agreement, Durus shall physically deposit such Certificates with Schulte Roth & Zabel LLP, counsel to Durus, at Schulte Roth & Zabel's offices at 919 Third Avenue, New York, New York, 10022. Prior to the Transfer Restriction Termination Date, Durus shall not remove the Certificates (nor cause or allow the Certificates to be removed) from the foregoing address without the prior written consent of the Company, which consent may be withheld in the Company's sole discretion.

        (d) No later than 10 days prior to the Transfer Restriction Termination Date, the Company shall notify its transfer agent in writing that the restrictive legend shall be removed from any Shares promptly upon the written request of any holder thereof made on or after the Transfer Restriction Termination Date.



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CUSIP No. 010196103            13D                        Page 8 of 10 Pages


        4.    MISCELLANEOUS.

        (a) ENFORCEMENT. Durus acknowledges and agrees that the Company would suffer irreparable harm if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Company will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically its provisions in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which the Company may be entitled at law or in equity. Nothing in this Agreement shall be deemed to limit or modify in any way the Company's ability to pursue any rights or remedies, whether at law or in equity, that it otherwise possesses with respect to Durus or any of its Associates or Affiliates.

        (b) ENTIRE AGREEMENT. This Agreement sets forth the entire understanding of the parties relating to the subject matter hereof, and all prior understandings, whether written or oral are superseded by this Agreement.

        (c) SEVERABILITY. In case any one or more of the provisions of this Agreement for any reason shall be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not effect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal, or unenforceable provision or provisions had never been contained herein.

        (d) AMENDMENT AND WAIVER. No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each of the parties.

        (e) HEADINGS. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

        (f) COUNTERPARTS. The parties may execute this Agreement in any number of counterparts (no one of which need contain the signatures of all parties), each of which shall be an original and all of which together shall constitute one and the same instrument.

        (g) NOTICES. All demands, notices, communications and reports provided for in this Agreement shall be in writing and shall be either sent by facsimile with confirmation to the number specified below or personally delivered or sent by reputable overnight courier service (delivery charges prepaid) to any party at the address specified below.

                 IF TO THE COMPANY, TO:

             Aksys, Ltd.
             Two Marriott Drive
             Lincolnshire, IL 60069
             Telecopy: (847) 229-2235



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CUSIP No. 010196103            13D                        Page 9 of 10 Pages

             Attn:    Chief Executive Officer
                      Chief Financial Officer

                 with copies, which shall not constitute notice to the Company, to:

              Kirkland & Ellis LLP
              200 East Randolph Drive
              Chicago, IL 60601
              Telecopy: (312) 861-2200
              Attn:   Keith S. Crow, P.C.

                 IF TO DURUS:

              Durus Life Sciences Master Fund, Ltd.
              c/o International Fund Services (Ireland) Limited
              3rd Floor
              Bishops Square
              Redmonds Hill
              Dublin 2
              Ireland

                 with copies, which shall not constitute notice to Durus, to:

              Schulte Roth & Zabel LLP
              919 Third Avenue
              New York, New York 10022
              Telecopy: (212) 593-5955
              Attn:   Paul N. Roth, Esq.

        Any such demand, notice, communication or report shall be deemed to have been given pursuant to this Agreement when delivered personally, when confirmed if by facsimile or on the second business day after deposit with a reputable overnight courier service, as the case may be.

        (h) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal laws (without reference to choice or conflict of laws that would apply any other law) of the State of Delaware.


                                    * * * * *



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CUSIP No. 010196103            13D                       Page 10 of 10 Pages

        IN WITNESS WHEREOF, the parties have executed this Standstill Agreement as of the date first written above.


                            AKSYS, LTD.

                            By: /s/  WILLIAM C. DOW
                                ------------------------------
                                Name:  William C. Dow
                                Title: President and Chief Executive Officer

                            DURUS LIFE SCIENCES MASTER FUND, LTD.

                            By: /s/  LESLIE L. LAKE
                                ------------------------------
                                Name:  Leslie L. Lake
                                Title: Director